UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the "Company") dated November 10, 2009, announcing the Company's financial results for the third quarter and nine months ended September 30, 2009 and quarterly dividend of $0.05 per share.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 RESULTS

ATHENS, Greece, November 10, 2009 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2009.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "Once again, Paragon has delivered a strong set of financial results against a backdrop of global economic uncertainty. For the three months ended September 30, 2009, we generated financial results similar to those achieved a year ago during a period of strong market conditions and for the nine months ended September 30, 2009, our adjusted net income increased by 10% while adjusted EBITDA improved by over $4.5 million compared to the corresponding period during 2008. Our performance is a testament to our strategy and execution during a very challenging time in the market place."

Mr. Bodouroglou concluded, "We believe that we remain well positioned for current conditions in the market. While we expect 2010 to be another challenging year for drybulk shipping, by fixing 100% of our revenue days in 2010, 90% in 2011 and 45% in 2012, our chartering strategy provides us with substantial visibility into both our revenue and cash flow going forward. This gives us the confidence to strategically invest in the growth of our business as the right opportunities present themselves."

Third Quarter 2009 Financial Results:
Time charter revenue for the third quarter of 2009 was $40.1 million, compared to $43.6 million for the third quarter of 2008. The Company reported net income of $18.0 million, or $0.40 per basic and diluted share for the third quarter of 2009, calculated on 44,653,942 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the third quarter of 2008, the Company reported net income of $18.9 million, or $0.70 and $0.69 per basic and diluted share, respectively, calculated on 27,034,270 weighted average number of basic shares and on 27,207,826 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the third quarter of 2009 was $15.1 million, or $0.33 per basic and diluted share. This compares to adjusted net income of $14.6 million, or $0.54 per basic and diluted share for the third quarter of 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $28.4 million for the third quarter of 2009, compared to $30.6 million for the third quarter of 2008. This was calculated by adding $18.0 million to net income for the third quarter of 2009, net interest expense and depreciation that in the aggregate amounted to $10.4 million for the third quarter of 2009. Adjusted EBITDA, excluding all non-cash items described below, was $24.9 million for the third quarter of 2009, compared to $25.7 million for the third quarter of 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the third quarter of 2009, earning an average time charter equivalent rate, or TCE rate, of $34,687 per day, compared to an average of 11.6 vessels during the third quarter of 2008, earning an average time charter equivalent rate of $40,250 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the third quarter of 2009 were $6.6 million, or approximately $5,983 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.4 million of share-based compensation for the period. For the third quarter of 2008, total adjusted operating expenses were $8.9 million, or approximately $8,365 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.1 million of share-based compensation.

Third Quarter 2009 Non-cash Items

The Company's results for the three months ended September 30, 2009 included the following non-cash items:

▪
Non-cash revenue of $4.7 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $4.0 million to net income, or $0.09 to basic and diluted earnings per share, for the three months ended September 30, 2009.

▪	Impairment loss on the MV Blue Seas of $0.7 million, or $0.01 per basic and diluted share.
▪	An unrealized loss from interest rate swaps of $0.2 million, or $0.01 per basic and diluted share for the three months ended September 30, 2009.
▪
Non-cash expenses of $0.4 million, or $0.01 per basic and diluted share, relating to the amortization for the three months ended September 30, 2009, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items increased net income by $2.8 million, or $0.06 to earnings per basic and diluted share, for the three months ended September 30, 2009.

Dividend Declared
The Company's Board of Directors declared a quarterly dividend of $0.05 per share with respect to the third quarter of 2009, payable on December 14, 2009 to shareholders of record as of the close of business on December 1, 2009.

Time Charter Coverage Update

On November 4, 2009, we agreed with STX Panocean Co. Ltd. to enter into a new time charter agreement for "Sapphire Seas." The time charter is for a period of approximately 23 to 25 months at a gross daily charter rate of $13,700 and it will commence after the expiration of the current time charter to Korea Line Corporation.

Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate charters for periods ranging from one to five years. Assuming all options exercised, the Company has secured under such contracts 100%, 90% and 45% of its fleet capacity in the remainder of 2010, in 2011 and in 2012, respectively.

Cash Flows
For the nine months ended September 30, 2009, the Company generated net cash from operating activities of $62.2 million, compared to $60.6 million for the nine months ended September 30, 2008. For the nine months ended September 30, 2009, net cash used in investing activities was $32.8 million and net cash from financing activities was $38.1 million. For the nine months ended September 30, 2008, net cash used in investing activities was $78.1 million and cash from financing activities was $51.1 million.

Nine months ended September 30, 2009 Financial Results:
Time charter revenue for the nine months ended September 30, 2009 was $124.0 million, compared to $125.0 million for the nine months ended September 30, 2008. The Company reported net income of $53.0 million, or $1.50 per basic and diluted share for the nine months ended September 30, 2009, calculated on 34,951,005 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2008, the Company reported net income of $59.3 million, or $2.21 and $2.19 per basic and diluted share, respectively, calculated on 26,746,695 weighted average number of basic shares and on 27,040,928 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the nine months ended September 30, 2009 was $46.4 million, or $1.32 per basic and diluted share. This compares to adjusted net income of $42.2 million, or $1.58 and $1.56 per basic and diluted share, respectively, for the nine months ended September 30, 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $87.4 million for the nine months ended September 30, 2009, compared to $93.4 million for the nine months ended September 30, 2008. This was calculated by adding $53.0 million to net income for the nine months ended September 30, 2009, net interest expense and depreciation that in the aggregate amounted to $34.5 million for the nine months ended September 30, 2009. Adjusted EBITDA, excluding all non-cash items described below, was $78.8 million for the nine months ended September 30, 2009, compared to $74.3 million for the nine months ended September 30, 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the nine months ended September 30, 2009, earning an average time charter equivalent rate, or TCE rate, of $36,219 per day, compared to an average of 11.2 vessels during the nine months ended September 30, 2008, earning an average time charter equivalent rate of $39,569 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the nine months ended September 30, 2009 were $20.3 million, or approximately $6,183 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.7 million of share-based compensation for the period. For the nine months ended September 30, 2008, total adjusted operating expenses were $22.2 million, or approximately $7,237 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.4 million of share-based compensation.

Nine months ended September 30, 2009 Non-cash Items

The Company's results for the nine months ended September 30, 2009 included the following non-cash items:

▪
Non-cash revenue of $13.9 million and depreciation expense of $2.1 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $11.9 million to net income, or $0.34 to basic and diluted earnings per share, for the nine months ended September 30, 2009.

▪	Impairment loss on the MV Blue Seas of $6.7 million, or $0.19 per basic and diluted share.
▪	An unrealized gain from interest rate swaps of $2.0 million, or $0.06 per basic and diluted share for the nine months ended September 30, 2009.
▪
Non-cash expenses of $0.7 million, or $0.02 per basic and diluted share, relating to the amortization for the nine months ended September 30, 2009, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $6.5 million to net income, or $0.19 to earnings per basic and diluted share, for the nine months ended September 30, 2009.

Conference Call and Webcast:
The Company's management will host a conference call to discuss its third quarter and nine months ended September 30, 2009 results on November 11, 2009 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK) or + 30 211 180 2000 (all other callers). The access code for the call is "909."

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK) or + 30 210 94 60 929 (all other callers). The access code for the replay is "099#."

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company's current fleet consists of 12 vessels with a total carrying capacity of 765,137 dwt.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List

The following table represents our fleet as of November 10, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data

	Quarter Ended September 30, 2008	Quarter Ended September 30, 2009
FLEET DATA
Average number of vessels (1)	11.6	12
Available days for fleet (2)	1,023	1,097
Calendar days for fleet (3)	1,069	1,104
Fleet utilization (4)	96%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	40,250	34,687
Time charter equivalent Adjusted (5)	34,205	30,399
Vessel operating expenses (6)	5,222	4,278
Drydocking expenses (7)	1,223	22
Management fees (8)	875	818
General and administrative expenses (9) Adjusted	1,045	865
Total vessel operating expenses (10) Adjusted	8,365	5,983

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
FLEET DATA
Average number of vessels (1)	11.2	12
Available days for fleet (2)	2,999	3,239
Calendar days for fleet (3)	3,071	3,276
Fleet utilization (4)	98%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,569	36,219
Time charter equivalent Adjusted (5)	32,483	31,923
Vessel operating expenses (6)	4,537	4,525
Drydocking expenses (7)	628	27
Management fees (8)	857	813
General and administrative expenses (9) Adjusted	1,215	818
Total vessel operating expenses (10) Adjusted	7,237	6,183

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses is calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Quarter Ended September 30, 2008	Quarter Ended September 30, 2009
Time Charter Revenues	43,574,890	40,100,204
Less Voyage Expenses	(274,255)	(26,846)
Less Commission	(2,125,012)	(2,022,143)
Total Revenue, net of voyage expenses	41,175,623	38,051,215
Total available days	1,023	1,097
Time Charter Equivalent	40,250	34,687
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	43,574,890	40,100,204
Less Voyage Expenses	(274,255)	(26,846)
Less Commission	(2,125,012)	(2,022,143)
Total Revenue, net of voyage expenses	41,175,623	38,051,215
Less Amortization of Below Market Acquired Time Charters	(6,184,016)	(4,703,848)
Total Revenue, net of voyage expenses Adjusted	34,991,607	33,347,367
Total available days	1,023	1,097
Time Charter Equivalent Adjusted	34,205	30,399

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Time Charter Revenues	124,955,289	123,990,931
Less Voyage Expenses	(473,828)	(212,142)
Less Commission	(5,813,369)	(6,464,805)
Total Revenue, net of voyage expenses	118,668,092	117,313,984
Total available days	2,999	3,239
Time Charter Equivalent	39,569	36,219
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	124,955,289	123,990,931
Less Voyage Expenses	(473,828)	(212,142)
Less Commission	(5,813,369)	(6,464,805)
Total Revenue, net of voyage expenses	118,668,092	117,313,984
Less Amortization of Below Market Acquired Time Charters	(21,251,002)	(13,914,851)
Total Revenue, net of voyage expenses Adjusted	97,417,090	103,399,133
Total available days	2,999	3,239
Time Charter Equivalent Adjusted	32,483	31,923

PARAGON SHIPPING INC.
Condensed Cash Flow Information
(Expressed in United States Dollars)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Cash and Cash Equivalents, beginning of year	31,328,637	68,441,752
Cash Provided by / (used in):
Operating Activities	60,565,925	62,219,000
Investing Activities	(78,072,477)	(32,800,000)
Financing Activities	51,111,348	38,127,575
Net increase in Cash and Cash Equivalents	33,604,796	67,546,575
Cash and Cash Equivalents, end of period	64,933,433	135,988,327

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended September 30, 2008	Quarter Ended September 30, 2009
Net Income	18,898,519	17,976,781
Plus Net Interest expense	3,308,372	2,004,378
Plus Depreciation	8,435,141	8,405,012
EBITDA	30,642,032	28,386,171
Adjusted EBITDA Reconciliation
Net Income	18,898,519	17,976,781
Non-cash revenue and depreciation due to below market acquired time charters	(5,488,688)	(4,008,067)
Impairment loss	-	654,570
Unrealized loss from interest rate swaps	1,086,322	160,208
Non-cash expenses from the amortization of share based compensation cost recognized	134,242	355,546
Adjusted Net Income	14,630,395	15,139,038
Plus Net Interest expense	3,308,372	2,004,378
Plus Depreciation (2)	7,739,813	7,709,231
Adjusted EBITDA	25,678,580	24,852,647

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Net Income	59,274,339	52,978,021
Plus Net Interest expense	9,998,874	8,846,523
Plus Depreciation	24,132,272	25,604,655
EBITDA	93,405,485	87,429,199
Adjusted EBITDA Reconciliation
Net Income	59,274,339	52,978,021
Non-cash revenue and depreciation due to below market acquired time charters	(19,179,151)	(11,851,688)
Impairment loss	-	6,659,570
Unrealized loss/(gain) from interest rate swaps	1,749,212	(1,994,214)
Non-cash expenses from the amortization of share based compensation cost recognized	388,421	658,205
Adjusted Net Income	42,232,821	46,449,894
Plus Net Interest expense	9,998,874	8,846,523
Plus Depreciation (2)	22,060,421	23,541,492
Adjusted EBITDA	74,292,116	78,837,909

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

    Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended September 30, 2008	Quarter Ended September 30, 2009
Net Income	18,898,519	17,976,781
Weighted average number of Class A common shares basic	27,034,270	44,653,942
Weighted average number of Class A common shares diluted	27,207,826	44,653,942
Earnings per Class A common shares basic	0.70	0.40
Earnings per Class A common shares diluted	0.69	0.40
Reconciliation of Net Income to Adjusted Net Income
Net Income	18,898,519	17,976,781
Non-cash revenue and depreciation due to below market acquired time charters	(5,488,688)	(4,008,067)
Impairment loss	-	654,570
Unrealized loss from interest rate swaps	1,086,322	160,208
Non-cash expenses from the amortization of compensation cost recognized	134,242	355,546
Adjusted Net Income	14,630,395	15,139,038
Weighted average number of common shares basic	27,034,270	44,653,942
Weighted average number of common shares diluted	27,207,826	44,653,942
Adjusted earnings per share basic (1)	0.54	0.33
Adjusted earnings per share diluted (1)	0.54	0.33

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company's operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

    Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009
Net Income	59,274,339	52,978,021
Weighted average number of Class A common shares basic	26,746,695	34,951,005
Weighted average number of Class A common shares diluted	27,040,928	34,951,005
Earnings per Class A common shares basic	2.21	1.50
Earnings per Class A common shares diluted	2.19	1.50
Reconciliation of Net Income to Adjusted Net Income
Net Income	59,274,339	52,978,021
Non-cash revenue and depreciation due to below market acquired time charters	(19,179,151)	(11,851,688)
Impairment loss	-	6,659,570
Unrealized loss/(gain) from interest rate swaps	1,749,212	(1,994,214)
Non-cash expenses from the amortization of compensation cost recognized	388,421	658,205
Adjusted Net Income	42,232,821	46,449,894
Weighted average number of common shares basic	26,746,695	34,951,005
Weighted average number of common shares diluted	27,040,928	34,951,005
Adjusted earnings per share basic (1)	1.58	1.32
Adjusted earnings per share diluted (1)	1.56	1.32

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company's operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and September 30, 2009
(Expressed in United States Dollars)
	December 31, 2008	September 30, 2009
Assets
Current assets
Cash and cash equivalents	68,441,752	135,988,327
Restricted cash	-	21,300,000
Vessel held for sale	-	17,023,500
Trade receivables	372,965	1,004,797
Other receivables	1,209,230	1,235,762
Prepaid expenses	379,140	858,122
Due from management company	985,960	3,534,497
Inventories	885,665	737,683
Total current assets	72,274,712	181,682,688
Fixed assets
Vessels at cost	713,373,186	683,721,898
Less: accumulated depreciation	(51,142,696)	(70,779,134)
Total fixed assets	662,230,490	612,942,764
Other assets	1,787,988	1,137,352
Restricted cash	6,010,000	17,510,000
Above market acquired time charters	43,304	-
Other long-term receivables	74,760	1,627,956
Total Assets	742,421,254	814,900,760
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500
and $16,900 as of December 31, 2008 and September 30, 2009 respectively)	2,538,796	1,784,694
Accrued expenses and dividends payable	4,098,929	1,759,589
Interest rate swaps	6,407,751	8,357,951
Deferred income	3,024,423	2,922,142
Current portion of long-term debt	53,150,000	42,700,000
Liability associated with vessel held for sale	-	25,750,000
Total current liabilities	69,219,899	83,274,376
Long-Term Liabilities
Long-term debt	334,335,000	280,410,000
Deferred income	703,863	-
Interest rate swaps	5,247,391	1,302,978
Below market acquired time charters	24,483,822	10,525,668
Total long-term liabilities	364,770,076	292,238,646
Total Liabilities	433,989,975	375,513,022
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2008 and
September 30, 2009	-	-
Class A common shares, $0.001 par value; 120,000,000
authorized 27,138,515 issued and outstanding
at December 31, 2008 and 48,039,115 issued and outstanding
at September 30, 2009	27,139	48,039
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2008
and September 30, 2009	-	-
Additional paid-in capital	318,515,490	401,885,320
Accumulated (deficit)/earnings	(10,111,350)	37,454,379
Total shareholders' equity	308,431,279	439,387,738
Total Liabilities and Shareholders' Equity	742,421,254	814,900,760

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Income
For the three months ended September 30, 2008 and 2009
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	September 30, 2008	September 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $6,184,016 and $4,703,848 for the
three months ended September 30, 2008 and 2009, respectively)	43,574,890	40,100,204
Less: commissions	2,125,012	2,022,143
Net Revenue	41,449,878	38,078,061
Expenses/(Income)
Voyage expenses	274,255	26,846
Vessels operating expenses (including expenses charged by a
related party of $26,378 and $44,900 for the three months ended
September 30, 2008 and 2009, respectively)	5,581,797	4,722,549
Dry-docking expenses	1,306,883	23,821
Management fees charged by a related party	935,132	903,392
Depreciation	8,435,141	8,405,012
General and administrative expenses (including share
based compensation of $134,242 and $355,546 for the three months ended
September 30, 2008 and 2009, respectively)	1,252,097	1,311,253
Impairment loss	-	654,570
Operating Income	23,664,573	22,030,618

Other Income/(Expenses)
Interest and finance costs	(3,773,281)	(2,201,783)
Loss on interest rate swaps	(1,531,804)	(2,014,358)
Interest income	464,909	197,405
Foreign currency profit/(loss)	74,122	(35,101)
Total Other Expenses, net	(4,766,054)	(4,053,837)
Net Income	18,898,519	17,976,781

Earnings per Class A common share, basic	$0.70	$0.40
Earnings per Class A common share, diluted	$0.69	$0.40

Weighted average number of Class A common shares, basic	27,034,270	44,653,942
Weighted average number of Class A common shares, diluted	27,207,826	44,653,942

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the nine months ended September 30, 2008 and 2009
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $21,251,002 and $13,914,851 for the
nine months ended September 30, 2008 and 2009, respectively)	124,955,289	123,990,931
Less: commissions	5,813,369	6,464,805
Net Revenue	119,141,920	117,526,126
Expenses/(Income)
Voyage expenses	473,828	212,142
Vessels operating expenses (including expenses charged by a
related party of $91,243 and $145,100 for the nine months ended
September 30, 2008 and 2009, respectively)	13,934,008	14,823,731
Dry-docking expenses	1,929,341	88,078
Management fees charged by a related party	2,631,727	2,663,664
Depreciation	24,132,272	25,604,655
General and administrative expenses (including share
based compensation of $388,421 and $658,205 for the nine months ended
September 30, 2008 and 2009, respectively)	4,118,067	3,337,505
Impairment loss	-	6,659,570
Gain from vessel early redelivery	-	(251,855)
Operating Income	71,922,677	64,388,636

Other Income/(Expenses)
Interest and finance costs	(11,344,411)	(9,408,094)
Loss on interest rate swaps	(2,608,766)	(2,548,729)
Interest income	1,345,537	561,571
Foreign currency loss	(40,698)	(15,363)
Total Other Expenses, net	(12,648,338)	(11,410,615)
Net Income	59,274,339	52,978,021

Earnings per Class A common share, basic	$2.21	$1.50
Earnings per Class A common share, diluted	$2.19	$1.50
Weighted average number of Class A common shares, basic
	26,746,695	34,951,005
Weighted average number of Class A common shares, diluted
	27,040,928	34,951,005

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders' Equity
For the nine months ended September 30, 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares

			Additional	Accumulated
	Number of	Par	Paid-in	(Deficit)/
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	20,900,600	20,900	83,369,830		83,390,730
Dividends paid on Class A common
shares (0.15 per share)				(5,412,292)	(5,412,292)
Net Income				52,978,021	52,978,021
Balance September 30, 2009	48,039,115	48,039	401,885,320	37,454,379	439,387,738

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2008 and 2009
(Expressed in United States Dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2009

Cash flows from operating activities
Net Income	59,274,339	52,978,021
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	24,132,272	25,604,655
Impairment loss	-	6,659,570
Amortization of below and above market acquired time charters	(21,251,002)	(13,914,851)
Amortization of financing costs	442,823	901,185
Share based compensation	388,421	658,205
Unrealized loss/(gain) on interest rate swaps	1,749,212	(1,994,214)
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	12,019	(631,832)
(Increase)/Decrease in other receivables	(79,642)	290,580
Increase in prepaid expenses	(28,303)	(478,982)
(Increase) / Decrease in inventories	(103,999)	147,982
Increase in due from management company	(1,212,813)	(2,548,537)
Decrease / (Increase) in other long term receivables	67,758	(1,553,196)
Increase/(Decrease) in trade accounts payable	637,815	(754,102)
Decrease in accrued expenses	(2,700,605)	(2,339,340)
Decrease in due to management company	(1,642,805)	-
Increase / (Decrease) in deferred income	880,435	(806,144)
Net cash from operating activities	60,565,925	62,219,000
Cash flow from Investing Activities
Acquisition of vessels and attached charter party and capital
expenditures	(80,072,477)	-
Repayment of restricted cash	3,000,000	-
Increase in restricted cash	(1,000,000)	(32,800,000)
Net cash used in investing activities	(78,072,477)	(32,800,000)
Cash flows from financing activities
Proceeds from long-term debt	111,500,000	30,000,000
Repayment of long-term debt	(36,290,000)	(68,625,000)
Payment of financing costs	(710,854)	(250,549)
Proceeds from the issuance of Class A common shares	-	85,415,394
Proceeds from the issuance of Class A common shares from
the exersice of warrants and options	13,585,250	-
Class A common share offering costs	-	(2,999,978)
Dividends paid	(36,973,048)	(5,412,292)
Net cash from financing activities	51,111,348	38,127,575
Net increase in cash and cash equivalents	33,604,796	67,546,575
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	64,933,433	135,988,327
Supplemental disclosure of cash flow information
Cash paid during the period for interest	10,517,761	10,078,148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 10, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 1045818